Exhibit 99.1

MONACO — September 26, 2018 — GasLog Partners LP (NYSE:GLOP) (“GasLog Partners”, the “Partnership” or “we”) today announced an agreement to sell 2,250,000 common units to funds managed by Tortoise Capital Advisors, L.L.C. (“Tortoise”) for gross proceeds of approximately $53 million.  The common units are being sold at a price of $23.60 per common unit through the Partnership’s at-the-market common equity offering programme.

The Partnership plans to use the net proceeds from the sale for general partnership purposes, which may include future acquisitions, debt repayment, capital expenditures and additions to working capital.  We currently expect that this will include future acquisitions from GasLog Ltd.

Andy Orekar, Chief Executive Officer of GasLog Partners, stated: “I am very pleased to welcome Tortoise, a leading energy infrastructure investor, as a significant unitholder in the Partnership.  This equity issuance and execution format demonstrates our access to diverse and competitive capital sources and fulfills our expected equity requirements for growth in 2018.”

A registration statement relating to these securities was declared effective by the U.S. Securities and Exchange Commission on October 10, 2017.   This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.  The offering was made only by means of a prospectus.  A copy of the prospectus relating to the offering may be obtained on the “Investor Relations” section of our website at www.gaslogmlp.com.  Requests for such information should be made to us at the following address: GasLog Partners LP, Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco, Attention: Nicola Lloyd, General Counsel.

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters.  GasLog Partners’ fleet consists of 13 LNG carriers with an average carrying capacity of approximately 156,000 cubic metres.  GasLog Partners’ principal executive office is located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

Contacts:

Alastair Maxwell

Chief Financial Officer

Phone: +44-203-388-3105

Phil Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogmlp.com